April 26th, 2012

Christina DiAngelo
SEC SOX Review – AVK, AGC, LCM

Ms. DiAngelo,

Below please find our responses to your SOX review.  In connection with our answers, we represent that:
•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States

Comment:

Filing History:
-The last Form 40-17g that was filed by any of the Registrants was filed on Nov. 24, 2009 and contained the bond covering the period April 30, 2009 through April 30, 2010.  Where is the current fidelity bond filing?  Note that this was a comment in the last two SOX reviews.  What controls will be implemented to ensure that the filings are made timely?  Please file Forms 40-17g for each of the missed periods and ensure that the filings are current.

Response:

We have provided a copy of the updated Fidelity Bond.  The filings for the missed periods will be made shortly.   There has been confusion between the Fund’s investment manager and legal counsel on who should be responsible for the filings.  This has been sorted out.  In addition, a compliance calendar has been created, listing all deadlines and deliverables, to avoid misses going forward.

Comment:

Forms N-CSR disclosure items:
In each Registrant’s Form N-CSR, there is an amount disclosed in item 4(d) for all other fees, but there is no description of the nature of the services comprising the fees disclosed under this category.  In future filings, ensure that the disclosure requirements of Form N-CSR, item 4(d) are met.

Response:

Regarding fees labeled as “other” – going forward, a detailed description of these fees will be included.  They are all PriceWaterhouseCoopers fees for audit, tax, and preferred shares coverage test.

Comment:

Fund Summary – Do the funds have primary benchmarks?  If so, consider disclosing the returns of the primary benchmark in the total return charts.

Response:

The funds do have primary benchmarks.  However, they are not perfect comparisons for a variety of market reasons.  We will consider adding.

Comment:

Consider adding the following to the current disclosure that the past performance is no guarantee of future results:  Include a statement accompanying the graph and table to the effect that past performance doses not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response:

We acknowledge N1A as being necessary – we will add your statement regarding taxes (return table does not reflect taxes).

Comment:

Schedules of Investments:
Identify any securities that are considered illiquid.  For example, the “Risks and Other Considerations” section of the shareholder report discloses that many of the 144A securities in which the Funds invest may be illiquid in the view of the Investment Advisor.  The Schedule of Investments identifies these 144A securities.  To the extent any of these securities are considered illiquid, they should be identified as such.

Response:

Regarding the listing of 144A securities – going forward we will identify any securities deemed illiquid.  For the past period, one security in AGC was considered illiquid. – Shengatech.

Comment:

If the funds invest in shares of mutual funds, disclose the specific class of shares held.  For example, the funds invest in the Goldman Sachs Financial Prime Obligation Fund.

Response:

In the schedule of Investments – the funds do invest in Goldman Sachs money market fund.  Specifics of the class of investments will be given.

Comment:

Statement of Assets and Liabilities:  Are there any payables to Trustees at period end?

Response:

We will break out trustee fees payable (we can send this information for the prior period if needed).

Comment:

Notes to the financial statements:  Why doesn’t the net unrealized appreciation / depreciation in the notes to the financial statements equal the “outstanding swap contracts at value” line item in the statement of assets and liabilities?

Response:

PWC, based on reporting requirements, had us break out up front premiums paid and received on the balance sheet.  If you add these numbers together, along with the swap value, you will get the total unrealized gain/loss represented in the footnote.

Robert J. White
Chief Financial Officer
Advent Capital Management
212-479-0675